Prospectus Supplement No. 6
(To Prospectus Dated May 20, 2004)

$120,000,000

0.75% Senior Convertible Notes due 2033 and
3,869,172 Shares of Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement relates to the resale from time to time by the holders of our 0.75% Senior Convertible Notes due 2033 and the shares of common stock issuable upon conversion of the notes.

     You should read this prospectus supplement in conjunction with the prospectus dated May 20, 2004, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The prospectus is to be delivered with this prospectus supplement. The terms of the notes and the common stock issuable upon conversion of the notes are set forth in the prospectus.

     Our common stock is listed on The Nasdaq National Market under the symbol “AFFX.” On September 30, 2004, the reported last sale price of our common stock on The Nasdaq National Market was $30.71 per share.

     Investing in the securities involves risks. See ‘‘Risk Factors’’ on page 6 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2004.

     The prospectus is hereby amended and supplemented to include in the table under the caption “Selling Securityholders” beginning on page 49 of the prospectus the information regarding the selling securityholders listed below. This information was furnished to us by the selling securityholders as of the date of this prospectus supplement.

Name	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)	Number of shares of common stock beneficially owned after the offering(2)	Natural person or persons with voting or investment control

GLG Market Neutral Fund	$20,000,000	16.7%	644,862	1.06%	0	*

*GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(1) Assumes conversion of all of a holder’s notes at a conversion rate of 32.2431 shares per $1,000 principal amount of notes and cash payments in lieu of any fractional interest. This conversion rate, however, is subject to adjustment as described under “Description of Notes—Conversion rate adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 60,816,557 shares of common stock outstanding as of September 30, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of a particular holder’s notes. We did not, however, assume the conversion of any other holder’s notes.